UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2020

Commission File Number: 001-38746

Taiwan Liposome Company, Ltd.

(Translation of registrant’s name into English)

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street Nangang District,

Taipei City, Taiwan 11503

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of the submission of an Investigational New Drug Application to the Taiwan Food and Drug Administration for TLC19 for the treatment of COVID-19

On August 14, 2020, Taiwan Liposome Company, Ltd. issued a press release announcing the submission of an Investigational New Drug (IND) Application to the Taiwan Food and Drug Administration (TFDA) for TLC19 Hydroxychloroquine Liposome Inhalation Suspension for the treatment of coronavirus disease 2019 (COVID-19).

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press release, dated August 14, 2020, entitled “TLC Submits Investigational New Drug (IND) Application for TLC19 Inhalable Liposomal Hydroxychloroquine for COVID-19.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN LIPOSOME COMPANY, LTD.

Date: August 18, 2020	By:	/s/ George Yeh
Name: George Yeh
Title: President